SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For July 27, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500 1081-KL Amsterdam The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on July 27 13, 2007.

Amsterdam • 27 July, 2007
ING to acquire Latin American pension business for USD 1.3 billion (EUR 960 million)
ING announced today that it has reached an agreement with Santander to acquire its Latin American pension businesses to further strengthen ING’s position in this fast growing market. The mandatory pension fund management companies (AFPs), which are located in Mexico, Chile, Colombia, and Uruguay will make ING the second largest pension fund manager in Latin America. ING and Santander are also in separate discussions regarding Santander’s pension and annuities business in Argentina, which is not included in the acquisition at this stage.
Under the terms of the agreement, ING will acquire 100 percent of Santander’s shares of these pension businesses for a total consideration of USD 1.3 billion (EUR 960 million). This will be financed entirely from existing internal resources. The proposed purchase will have no impact on the ongoing share buy-back program.
Michel Tilmant, Chairman of the Executive Board of ING Group said, “This acquisition is in line with our strategy to support the strong organic growth of the Group with suitable add-on acquisitions, while further strengthening our wealth accumulation business in developing markets. The transaction will give us a sustainable, scaled platform in this important region where we see attractive macro-economic and demographic trends that are driving demand for wealth management products.”
Santander’s Latin American pension business (excluding Argentina) currently has more than 5.5 million customers and 5,084 employees and distributes its products primarily through a network of tied agents. In 2006 its Latin American pension business reported €13.8 billion of assets under management by year end and after tax profits of €64 million. ING’s pension expertise in the region, combined with the solid local management from Santander’s pension companies, will facilitate a smooth integration and maximization of synergies to achieve ING’s growth targets.
Tom McInerney, ING Executive Board member and CEO for ING Insurance Americas said, “This transaction represents an attractive opportunity for long-term growth in Latin America as ING expands its wealth accumulation core competency in the region. ING’s financial strength, global brand recognition, retirement services and investment management capabilities comprise the foundation for our growth strategy.”
As a global leader in retirement services and wealth accumulation, ING continues to expand its presence in developing markets. “ING is the second largest foreign life insurer in Asia Pacific and the largest life and pension insurer in Central Europe. Moving to second place in Latin America’s pension market will give ING an exceptional global reach,” Michel Tilmant added.

ING and Santander’s Latin American pension business (excluding Argentina) had, in aggregate, €35.5 billion of assets under management at the end of 2006. ING expects to double its pension fund AUM in the region between 2008 and 2011. Based on the purchase price, the transaction reflects a Price/ Earnings multiple of 15.1 times the 2006 earnings. It is expected to be negligible to ING’s EPS in 2008 and accretive from 2009 onwards, excluding the impact of amortisation of intangibles. The impact on the debt equity ratio of ING Group is expected to be approximately 160 bps.
ING already has established positions in the pension fund markets of Chile and Mexico, and separately from this transaction, is the number one pension fund manager in Peru. This transaction will extend ING’s pension expertise to two new countries, namely Colombia and Uruguay, both of which are showing a steady GDP growth and an increasing demand for wealth management products. Once the acquisition closes, ING will be the number three pension provider in Mexico, number three in Chile, number five in Colombia and number two in Uruguay.
The transactions are subject to various national regulatory approvals and are expected to close during the end of 2007 and in early 2008.

Press enquiries:
Pilar Teixeira, ING Group	+ 31 20 541 5469, pilar.teixeira@ing.com
Dana Ripley, ING Insurance Americas	+1 770.980.4865, dana.ripley@us.ing.com
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in 50 countries. With a diverse workforce of over 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.
In the Americas, ING Insurance employs 28,000 people and has operations in the United States, Canada, Mexico, Brazil, Chile and Peru, where ING offers a range of wealth accumulation and asset management products and participates in the pension, life, annuity, health, auto and property & casualty insurance businesses.
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

ING Group will organise a media conference call on this acquisition today at 09.30AM Amsterdam Time / 03:30AM New York Time and an analyst conference call at 10.30AM Amsterdam Time / 04:30AM New York Time. Both conference calls will be hosted by Tom McInerney and John Hele.

To listen in on the media call, please dial the telephone number below:
From the Netherlands:	+31 (0) 20 794 8500
From the United States:	(+1) 303 262 2138
From the UK:	+44 (0) 207 190 1537

To listen in on the analyst call, please dial the telephone number below:
From the Netherlands:	+31 (0) 20 794 8500
From the United States:	(+1) 303 262 2138
From the UK:	+44 (0) 207 190 1537
You may download the analyst presentation on this acquisition on www.ing.com

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/W.A. Brouwer
W.A Brouwer
Assistant General Counsel

Dated: July 27, 2007